Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company (Issuer))

RUBY ACQUISITION CORPORATION

(Name of Filing Person (Offeror))

an indirect, wholly owned subsidiary of

DARDEN RESTAURANTS, INC.

(Name of Filing Person (Parent of Offeror))

Table 1: Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to be Paid	$714,458,588.00	0.0001102	$78,733.34

Fees Previously Paid	—		—

Total Transaction Valuation	$714,458,588.00

Total Fees Due for Filing			$78,733.34

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$78,733.34

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (a) $21.50, the tender offer price per Share (as defined herein), by (b) the sum of (i) 32,119,114 outstanding shares of common stock, par value $0.01 per share, of Ruth’s Hospitality Group, Inc. (the “Company” and such shares, the “Shares”); (ii) 114,344 Shares subject to issuance pursuant to outstanding restricted stock units granted pursuant to the Company’s 2005 Long-Term Equity Incentive Plan and the Company’s 2018 Omnibus Incentive Plan (together, the “Plans”); (iii) 338,019 Shares subject to issuance pursuant to outstanding performance share units and outstanding market stock units granted pursuant to the Plans; (iv) 655,760 Shares of restricted stock granted pursuant to the Plans; and (v) 3,395 Shares subject to issuance pursuant to outstanding deferred stock units granted pursuant to the Company’s Director Deferred Compensation Plan. The calculation of the filing fee is based on information provided by the Company as of May 15, 2023.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2023, effective on October 1, 2022, by multiplying the transaction valuation by 0.0001102.